SBC                                                                 NEWS RELEASE


For more information, contact:
Selim Bingol
SBC Communications Inc.
210-351-3991 Phone


                       SBC MAKES TENDER OFFER FOR PRODIGY
                  OFFERS 54 PERCENT PREMIUM AT $5.45 PER SHARE

     SAN ANTONIO (September 21, 2001) -- SBC Communications Inc. (NYSE:SBC), which currently owns an effective 42 percent stake in Prodigy, today announced a tender offer for all of the outstanding shares of the Internet service provider's common stock. SBC is offering to acquire the balance of Prodigy's stock at $5.45 per share, representing a 54 percent premium over today's closing price of $3.54 and a 35 percent premium over the stock's average closing price for the calendar year to date. SBC expects to commence the tender offer as soon as practicable, probably early in the week of Oct. 1, 2001.

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SBC COMMUNICATIONS INC. (www.sbc.com) is a global communications leader. Through its subsidiaries' trusted brands - SBC Southwestern Bell, SBC Ameritech, SBC Pacific Bell, SBC Nevada Bell and SBC SNET - and world-class network, SBC companies provide a full range of voice, data, networking and e-business services, including local and long-distance, high-speed Internet access and data transport, network integration, software and process integration, Web site and application hosting, e-marketplace development, paging and messaging, as well as directory advertising and publishing. America's leading provider of high-speed DSL Internet service, SBC companies currently have 61.3 million access lines nationwide. SBC has a 60 percent equity interest in CINGULAR WIRELESS, its joint venture with BellSouth, which serves more than 20 million wireless customers. Internationally, SBC has telecommunications investments in 28 countries and has annual revenues that rank it among the largest Fortune 500 companies.

NOTICE FOR PRODIGY SECURITYHOLDERS
Investors are urged to read SBC's tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or from SBC Communications Inc. at 175 East Houston Street, San Antonio, Texas 78205, ATTN: Investor Relations.